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AMERICAS

US Legal Services

J. Neil McMurdie
Senior Counsel
(860) 580-2824

Fax: (860) 580-4844

neil.mcmurdie@us.ing.com

December 16, 2010

BY EDGARLINK

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:      ING Life Insurance and Annuity Company and its Variable Annuity Account C

            Pre-Effective Amendment No. 1 to Registration Statement on Form N-4

            Prospectus Title: Multiple Sponsored Retirement Options II 403(b), 457, 401(a),
            401(k), Roth 403(b) and Roth 401(k)

            File Nos.: 333-167680 and 811-02513

Ladies and Gentlemen:

ING Life Insurance and Annuity Company (the "Company") hereby acknowledges that:

•         Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration Statement on Form N-4 effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 860-580-2824.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Windsor Site One Orange Way, C1S Windsor, CT 06095	ING North America Insurance Corporation